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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

TRANSGENE S.A.

(Translation of registrant's name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F /x/        Form 40-F / /

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes / /        No /x/

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

        Enclosure:

        Press release dated September 3, 2002 announcing Philippe Poncet as Chief Financial Officer of TRANSGENE.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2002	TRANSGENE S.A.
	By:	/s/ JEAN-FRANÇOIS CARMIER
Jean-François Carmier
Chief Executive Officer

CONTACT:

Transgene	Cohn & Wolfe	Euro RSCG Omnium
Jean-François Carmier	Julio Cantre	Marie-Carole de Groc
Chief Executive Officer	(212) 798 9779	(+33) 1 41 34 40 49
(+ 33) 3 88 27 91 22

Transgene names new Chief Financial Officer

        Strasbourg, France, September 3, 2002—Transgene (Nasdaq: TRGNY; Nouveau Marché: TRANSGENE—6274) today announced that it has appointed Philippe Poncet as Chief Financial Officer effective September 2, 2002.

        Mr. Poncet joins Transgene from Aventis CropScience, where he had served as the Coordinator for mergers and acquisitions since 1999. From 1991 to 1999, he held various positions with Rhône-Poulenc/Aventis, including Chief Internal Auditor, Financial Analyst, and Financial Manager in the Corporate Finance department. Mr. Poncet, 35, graduated from the HEC business school in Paris (Ecole des Hautes Etudes Commerciales) in 1989. He succeeds Paul Bikard, who served as Transgene's Chief Financial Officer since 2000.

        "I would like to thank Paul Bikard for his contributions to Transgene during the past two years. He played a key role in our strategic refocus in oncology as well as our ongoing efforts to control costs" said Jean-François Carmier, Transgene's Chief Executive Officer. "Philippe Poncet's broad experience in different areas of financial management acquired while working with a large industrial entity will be an asset for Transgene as we move to our next stage of development."

        Transgene, based in Strasbourg, France, with an office near Boston, Massachusetts, is a biopharmaceutical company dedicated to the discovery and development of gene therapy products and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the development of gene therapy products for the treatment of cancer. Transgene has five products in clinical development, two of which are in Phase II clinical trials for six different indications and three of which are in Phase I clinical trials. Transgene's proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, vaccinia and non-viral vectors.

        This press release contains forward-looking statements, including statements regarding Transgene's strategy, the efficiency and safety of and potential market for its product candidates and prospects. Statements that are not historical facts are based on Transgene's current expectations, beliefs, estimates, forecasts and assumptions. The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene's future operating results include the following: Transgene may not enter into, or receive payments under, collaboration agreements when it expects, if at all, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene's product candidates may not demonstrate therapeutic efficacy, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene's technologies or products, and other important factors described in Transgene's Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled "Risk Factors."

Société anonyme au capital de 23 008 603 € — R.C. Strasbourg B 317 540 581
11, rue de Molsheim — 67082 Strasbourg Cedex (France) Tél : + 33 3 88 27 91 00 Fax : + 33 3 88 27 91 11

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Transgene names new Chief Financial Officer